BED BATH & BEYOND, INC.
433 W. Ascension Way, 3rd Floor
Murray, Utah  84123

January 28, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Bed Bath & Beyond, Inc. Registration Statement on Form S-4 File No. 333-292622

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the above-referenced registration statement on Form S-4 (the “Registration Statement”) of Bed Bath & Beyond, Inc., so that such Registration Statement will be declared effective as of 5:00 p.m. Eastern Time on January 30, 2026, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin Cohen at (212) 906-1623 or, in his absence, Lindsey Mills at (212) 906-1890.

Thank you for your assistance in this matter.

Very truly yours,
BED BATH & BEYOND, INC.
By:	/s/ Melissa H. Smith
	Name:	Melissa H. Smith
	Title:	General Counsel and Corporate Secretary